Exhibit 12.1
Ratio of Earnings to Fixed Charges

(Dollars in thousands)

Year Ended December 31,

	2003		2004	2005	2006	2007
Income (Loss) from Continuing Operations	534		2,678	38,390	89,729	98,975
Plus: Income Taxes	192		(6,476)	3,382	3,052	30,220
Minority Interest	—		—	—	—	—
Fixed Charges	16,107		19,532	21,122	18,002	14,124
Less: Capital Interest	(1,823)		(1,628)	(829)	(2,400)	(6,200)

Earnings Available for Fixed Charges	15,010		14,106	62,065	108,383	137,419

Fixed Charges:
Interest Expense	12,988		17,243	19,017	14,475	7,219
Capitalized Interest	1,823		1,628	829	2,400	6,200
Amortization of Debt Discount and Issuance Cost	1,123		471	1,083	903	704
Estimated Portion of Rental Expense Equivalent to Interest	173		190	193	224	301

Total Fixed Charges	16,107		19,532	21,122	18,002	14,424

Ratio of Earnings to Fixed Charges	0.93	(1)	0.72 (2)	2.94	6.02	9.53
Deficiency	1,097		5,426	—	—	—

(1) Earnings were insufficient to cover fixed charges by $1,097,000 for the fiscal year ended December 31, 2003.
(2) Earnings were insufficient to cover fixed charges by $5,426,000 for the fiscal year ended December 31, 2004.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

Six Months Ended June 30,

	2007	2008
Income (Loss) from Continuing Operations	55,074	79,045
Plus: Income Taxes	3,529	733
Minority Interest	—	—
Fixed Charges	7,076	7,240
Less: Capitalized Interest	(2,300)	(4,900)

Earnings Available for Fixed Charges	63,679	82,118

Fixed Charges:
Interest Expense	4,299	1,765
Capitalized Interest	2,300	4,900
Amortization of Debt Discount and Issuance Cost	351	352
Estimated Portion of Rental Expense Equivalent to Interest	126	223

Total Fixed Charges	7,076	7,240

Ratio of Earnings to Fixed Charges	8.96	11.34
Deficiency	—	—